UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 1, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AGA STATEMENT ON PASSING OF A NON-EXECUTIVE DIRECTOR

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI STATEMENT ON PASSING OF A NON-EXECUTIVE DIRECTOR

It is with deep sadness that the board of directors of AngloGold Ashanti informs shareholders of the passing of non-executive director, Ms Nelisiwe (Neli) Magubane, on 30 October 2022.
Neli was appointed to the Board of Directors on 1 January 2020 and was a member of the Audit and Risk and
Social, Ethics and Sustainability Committees.
Neli served AngloGold Ashanti and its shareholders with diligence and integrity and was an energetic participant in debates that helped shape the Company’s strategy.
“Neli brought to us a wealth of experience and unique perspective given her rich background as an engineer in the energy sector, a regulator and businesswoman,” said AngloGold Ashanti Chair, Maria Ramos. “She was a valued member of the Board and will be missed by me, her fellow directors and the Company at large.
On behalf of the Board, I offer my deepest and heartfelt condolences to Neli’s daughter and loved ones at this difficult time.”
Shareholders will be advised of any consequential changes to the Board and its Committees in due course.
ENDS
1 November 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com
Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 1, 2022
By: /s/ _ LM GOLIATH
Name: LM Goliath
Title: Company Secretary